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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      AMENDMENT NO.5 TO SCHEDULE TO-I/13E-3
                             (Rules 13e-3 and 13e-4)

                                 FINAL AMENDMENT

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CURTIS INTERNATIONAL LTD.
                       (Name of Subject Company (Issuer))

                            CURTIS INTERNATIONAL LTD.
                                  Aaron Herzog
                                  Jacob Herzog

                            (Names of Filing Persons)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   231461 10 4
                      (CUSIP Number of Class of Securities)

                                  Aaron Herzog
                             Chief Executive Officer
                                315 Attwell Drive
                           Etobicoke, Ontario M9W 5C1
                                 (416) 674-2123
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Arthus S. Marcus, Esq.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                  (212)752-9700


                            CALCULATION OF FILING FEE
                            -------------------------
                Transaction valuation*     Amount of filing fee**
                     $1,460,116                   $292.02
                ---------------------      --------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, no par value, of Curtis International Ltd. not currently owned by the principal shareholders and primary officers of Curtis International Ltd. at a purchase price of $0.80 per share, net to the seller in cash, without interest. This calculation also assumes that the holders of the 1,715,245 shares of common stock offered for hereby will agree to sell such shares.

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** The amount of the filing fee calculated in accordance with Regulation
2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $292.02        Filing party:  Curtis International Ltd.
                                                       Aaron Herzog
                                                       Jacob Herzog

Form or Registration No.: SC TO-I/13E-3/A           Date filed:  August 13, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
                      -


                             INTRODUCTORY STATEMENT

         This final amendment (the "Final Amendment") to the Tender Offer and Going Private Transaction Statement on Schedule TO-I and 13E-3 (the "Statement") supplements the Statement and related Offer to Purchase dated May 1, 2001 pertaining to the tender offer by Curtis International Ltd., an Ontario corporation (the "Company" or the "Issuer," as appropriate), to purchase all its outstanding shares of common stock, no par value per share (the "Common Shares") and the subsequently filed amendments thereto (collectively, the "Amendments"). The tender offer (the "Tender Offer") will be followed by a merger (the "Merger") of the Company and a company affiliated with the Herzog Group as a preliminary step to completing the Company's going-private transaction (the "Transaction"). Aaron and Jacob Herzog, the principal shareholders and primary officers of the Company, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), do not intend to tender their Common Shares. The Herzog Group owned, prior to the initiation of the Tender Offer, approximately sixty-seven percent (67%) of the issued and outstanding Common Shares. The Common Shares were tendered for at a purchase price of $0.80 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Amendment IV.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Final Amendment, except as otherwise set forth below.

ITEM 11. ADDITIONAL INFORMATION

         The Company's all cash tender offer for all of its outstanding Common Shares expired at 5:00 P.M., E.S.T. on August 7, 2001. Based upon the final count of the depositary, 971,078 Common Shares, constituting approximately 18.5% of the total outstanding Common Shares and approximately 56.6% of the outstanding Common Shares held by persons other than the Herzog Group, were validly tendered and not withdrawn. All of the Common Shares tendered in the Tender Offer were accepted by the Company for an aggregate consideration of $776,921.60. As a result, the Herzog Groups owns approximately 82.67% of the outstanding Common Shares. The Herzog Group holds a sufficient

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number of Common Shares to effect the Merger, which the Company expects will be completed on or about August 31, 2001. A press release issued by the Company on August 8, 2001, announcing the termination of the Tender Offer and the acceptance of validly tendered Common Shares is attached hereto as Exhibit
(A)(9) and is incorporated herein by reference.

ITEM 12. EXHIBITS. Item 12 is hereby amended and supplemented to add the following exhibit: (a)(9) Text of press release issued by the Company announcing the expiration of the Tender Offer, dated August 8, 2001

(A)(1) Offer to Purchase dated May 30, 2001.

(A)(4) Form of Letter of Transmittal for Common Shares.*

(A)(5) Form of Notice of Guaranteed Delivery.*

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(A)(9) Copy of Press Release dated August 8, 2001, reporting final results of the Tender Offer.

* Previously filed.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

The Transaction constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been set forth in Items 1-12 of the Schedule TO above. In addition, the following sets forth the information required by
Schedule 13E-3 with respect to Messrs. Herzog, who may be deemed to be engaged in the Transaction by virtue of their status as affiliates of the Company, insofar as such information is distinct or different from that applicable to the Company. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.


ITEM 16 OF SCHEDULE 13E-3  EXHIBITS

(c)      (A)(2) Form of Fairness Opinion*
         (A)(8) Form of Report*

(f)      (A)(3) Rights of Dissenting Shareholders under the Ontario Business
                Corporation Act*

* Previously filed.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/13E-3/A is true, complete and correct.

         Curtis International Ltd.



         /s/ Aaron Herzog
        -------------------------------
         Aaron Herzog
         Chief Executive Officer

Date: August 13, 2001



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

         /s/ Aaron Herzog
        -------------------------------
         Aaron Herzog
         Chief Executive Officer



         /s/ Jacob Herzog
        -------------------------------
         Jacob Herzog
         Chairman of the Board


Date: August 13, 2001


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